UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.

(Name of Registrant)

Level 9 Podium, 530 Collins Street

Melbourne VIC 3000

Australia

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

As reported in our Report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012, we received a letter from The Nasdaq Stock Market LLC (“NASDAQ”) indicating that NASDAQ believed that we were not compliant with NASDAQ Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”), which requires us to have at least 300 public holders of our listed securities. In that letter, NASDAQ had indicated that it was granting us an extension until August 15, 2012 to comply with the Minimum Public Holders Rule. On August 17, 2012, we received a notification letter (the “Notice”) from NASDAQ advising us that we failed to satisfy the terms of the extension by not regaining compliance with the Minimum Public Holders Rule. The Notice further stated that, as a result, NASDAQ’s Listing Qualifications Staff had initiated proceedings to delist our ordinary shares, units and warrants (collectively, the “Listed Securities”) from NASDAQ. On August 23, 2012, we requested a hearing to the NASDAQ Hearings Panel (the “Panel”) to appeal the Staff’s delisting determination in accordance with NASDAQ’s applicable procedures set forth in the Listing Rule 5800 Series. Such hearing request stayed the suspension of the Listed Securities.

On October 12, 2012, the Panel affirmed the determination of NASDAQ’s Staff to delist our Listed Securities, so that our Listed Securities will be suspended from trading on NASDAQ effective at the open of business on Tuesday, October 16, 2012. Effective upon such delisting from NASDAQ, we anticipate that our securities will be immediately eligible for quotation on the OTC Bulletin Board.

The Company does not intend to request that the NASDAQ Listing and Hearing Review Council (the “Council”) review the Panel’s decision. NASDAQ indicated that the Council may, on its own motion, determine to review the Panel’s decision within 45 calendar days after issuance of the October 12, 2012 decision. If the Council determines to review this decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel.

Press Release

On October 16, 2012 the Company issued a press release announcing its receipt of the Panel’s affirmation of the NASDAQ Staff’s determination to delist its Listed Securities.  A copy of the press release is being furnished as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 16, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
		Name:	Peter Ziegler
		Title:	Chairman of the Board and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Press release dated October 16, 2012.